UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 24, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Iron ore and coal

Investing in high quality growth

Marcus Randolph

Group Chief Executive, Ferrous and Coal

March 2011

bhpbilliton

resourcing the future

Disclaimer

bhpbilliton

resourcing the future

Reliance on Third Party Information

The views expressed herein contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2010 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

Exploration Results, Mineral Resources and Ore Reserves

This presentation includes information on Exploration Results, Mineral Resources and Ore Reserves, which is based on information prepared by the relevant Competent Persons as named in the 2010 Annual Report, and reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (the JORC Code). The Competent Persons for Exploration Results are J. Knight (Western Australia Iron Ore – MAIG), A. Paul (Queensland Coal – MAusIMM), D. Dunn (Queensland Coal – MAusIMM) and P. Grey (Hunter Valley Energy Coal – FAusIMM). The Competent Persons verify that this report is based on and fairly reflects the information in the supporting documentation and agree with the form and context of the Exploration Results, Mineral Resources and Ore Reserves presented. The Competent Persons are full time employees of BHP Billiton and have the required qualifications and experience to estimate and report Exploration Results, Mineral Resources and Ore Reserves under the JORC Code. The relevant details of the Competent Persons can be found at: www.bhpbilliton.com.

No Offer of Securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Non-GAAP Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and EBITDA exclude any exceptional items. A reconciliation to statutory EBIT is contained within the profit announcement, available at our website www.bhpbilliton.com.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 2

Iron ore and coal – our global operations

bhpbilliton

resourcing the future

Underlying EBIT

(H1 FY11, US$ billion)

15

10

Energy Coal

Metallurgical Coal

5

Iron Ore

0

Underlying EBIT1

(H1 FY11)

EBIT Margin ROA

Western Australia

Iron Ore US$5.3 billion 64% 48%

Queensland Coal US$1.3 billion 39% 38%

Hunter Valley

Energy Coal US$0.2 billion 27% 12%

Energy Coal

Iron Ore

Metallurgical Coal

<US$500m EBIT

US$501m – 1,000m EBIT

>US$1,000m EBIT

1. Excludes third party trading.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 3

Investing in our Tier 1 businesses

bhpbilliton

resourcing the future

Western Australia Iron Ore

Scope: Develop capacity in excess of 220mtpa with debottlenecking opportunities to 240mtpa

Cost: US$6.6 billion (BHP Billiton share), excluding US$2.3 billion in pre-approval funding

Initial production date: Q1 CY14 (Jimblebar)

Queensland Coal

Scope: 4.9mtpa mine and 11mtpa port expansion including risk mitigation

Cost: US$2.5 billion (BHP Billiton share), excluding US$0.2 billion in pre-approval funding

Initial production date: CY13 (Daunia)

Hunter Valley Energy Coal

Scope: 4mtpa run-of-mine expansion at Mt Arthur Coal

Cost: US$0.4 billion (100% BHP Billiton)

Initial production date: H2 CY13

Iron ore and coal – Investing in high quality growth, March 2011 Slide 4

Large resources underpin significant growth

bhpbilliton

resourcing the future

Reserves, Resources and Potential Mineralisation

(FY10, billion tonnes)

Potential Mineralisation

75 Resource

Reserve

200+ 100+ I Potential Mineralisation range

60

Minimum inventory life

(years)

45

30

100+

15

0

Western Australia Iron Ore Queensland Coal Hunter Valley Energy Coal

Potential Mineralisation, Mineral Resources and Ore Reserves are stated on a 100% basis. The detailed breakdown of Resources and Reserves are shown in the FY10 Annual Report.

Potential Mineralisation (Exploration Targets) is estimated from geological information including boreholes, outcrops and geophysical information, and is shown as a range (black bars). The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. It should not be expected that the quality of the Potential Mineralisation is equivalent to the Resource.

Realistic global mining and processing conversion factors have been used for each asset to determine the minimum inventory life, based on FY10 production. In Basins (Pilbara, Bowen) the life of individual mines may be more or less than the number stated above.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 5

Western Australia Iron Ore

bhpbilliton
resourcing the future



Port Hedland
Outer Harbour
Finucane Island
Nelson Point
Boodarie
YARRIE
Port Hedland Newman Railway
0
100km
MARILLANA
BHP YANDI
MAC
MUDLARK
JINIDI
SOUTH FLANK
OB 23/25
JIMBLEBAR
NEWMAN
OB 18
WHEELARRA
EXISTING
FUTURE

- **Western Australia Iron Ore (WAIO)**
  - Integrated system of seven mines
  - More than 1,000 kilometres of rail infrastructure
  - Expandable port facilities
- **Increasing capacity to +220mtpa**
  - Debottlenecking opportunities to 240mtpa for incremental capital investment
  - Future options for significant expansion beyond the inner harbour

Iron ore and coal – Investing in high quality growth, March 2011 Slide 6

Investing in our export infrastructure

bhpbilliton

resourcing the future

Wharfs and berths

4 km jetty

New stockyards

Car dumper 5

Conveyors to Finucane Island

Boodarie stockyards

FINUCANE ISLAND

NELSON POINT

BOODARIE

bhpbilliton

resourcing the future

Existing

155mtpa to +220mtpa investment

Outer harbour

New stockyards

4 x shiploaders and berths

Iron ore and coal – Investing in high quality growth, March 2011 Slide 7

Well positioned to accelerate WAIO production growth

bhpbilliton

resourcing the future

WAIO production profile

(mtpa, 100%)

400

350

300

250

200

150

100

50

0

FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20

FY10-FY20

CAGR 10%

Future growth options including the outer harbour development

+220mtpa investment

Existing capacity

Source: BHP Billiton analysis.

Note: All studies and estimated capacity remain under review until they are approved for execution.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 8

Ideally positioned on the cost curve

bhpbilliton

resourcing the future

Cost curve for iron ore fines

(US$ per tonne CIF China)

160

120

80

40

0

0

BHP Billiton

350 700 1050 1400

Cumulative volume

(million tonnes)

Source: Macquarie Research, March 2011.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 9

Industry wide capital cost inflation

BHP Billiton is not immune to that trend

bhpbilliton

resourcing the future

Indicative capital intensity – WAIO

(US$ per annual tonne)

240

45

195

12

183

Growth capital (155mtpa to +220mtpa)

Debottlenecking option to 240mtpa¹

Adjusted growth capital

(155mtpa to 240mtpa)

Simplification (port blending and Mooka rail yard)

Underlying capital intensity (155mtpa to 240mtpa)

1. Debottlenecking refers to capacity gains at Jimblebar and Port Hedland for incremental capital investment (of ~US$1 billion).

Iron ore and coal – Investing in high quality growth, March 2011 Slide 10

Queensland Coal


BHP Billiton Abbot Point Terminal (X80)
Abbot Point
Bowen
Collinsville
0
100km
BMA MINE / PORT
BMC MINE
FUTURE MINE / PORT
Mackay
DBCT
Hay Point
WARDS WELL
SOUTH
WALKER CK
GOONYELLA
RIVERSIDE
BROADMEADOW U/G
Moranbah
DAUNIA
POITREL
CAVAL RIDGE
PEAK DOWNS
SARAJI EAST
SARAJI
Dysart
NORWICH PARK
GREGORY CRINUM
Rockhampton
Emerald
Blackwater
BLACKWATER
Gladstone

- **BHP Billiton Mitsubishi Alliance (BMA)**
  - BHP Billiton (50 per cent)
  - Mitsubishi Development Pty Ltd (50 per cent)
  - The world's largest exporter of seaborne metallurgical coal
- **BHP Mitsui Coal (BMC)**
  - BHP Billiton (80 per cent)
  - Mitsui and Co. Limited (20 per cent)
- **Hay Point Coal Terminal wholly owned by BMA**
  - Expansion from 44mtpa to 55mtpa
- **Future development options at Abbot Point (X80)**

Iron ore and coal – Investing in high quality growth, March 2011
Slide 11

The premier metallurgical coal business

bhpbilliton

resourcing the future

Seaborne metallurgical coal producer operating margin

(2016, US$ per tonne FOB)

Queensland Coal

0 50 100 150 200 250 300 350 400

Cumulative volume

(million tonnes)

Source: Wood Mackenzie November 2010 Cost Data and BHP Billiton analysis.

Note: Queensland Coal based on internal production profile at weighted average Wood Mackenzie operating margin for Queensland Coal assets. Metallurgical coal prices used (real): US$200/t (HCC), US$150/t (WCC), US$90/t (Thermal). Exchange rates: A$/US$ 1.30, C$/US$ 1.04, CNY/US$ 5.2, BWP/US$ 7.2, R/US$ 8, NZ$/US$ 1.65, RBL/US$ 27.5, VND/US$ 23,170.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 12

Hay Point – a strategic asset for the long term

bhpbilliton

resourcing the future

EXISTING WORK UNMODIFIED HPX3 WORKS

NEW WORK HPX3

DEMOLITION WORK HPX3

Expansion from 44mtpa to 55mtpa

Modification of existing infrastructure to mitigate risk

Scheduled for completion in CY14

Options for future expansion

Tropical Cyclone Yasi (Indicative)

16.5m

Tropical Cyclone Ului

11.5m

Highest tide level

7.14m

Existing trestle New trestle

Iron ore and coal – Investing in high quality growth, March 2011 Slide 13

Industry wide capital cost inflation

BHP Billiton is not immune to that trend

bhpbilliton

resourcing the future

Capital intensity – metallurgical coal

(US$ per annual tonne)

700

600

500

400

300

200

100

0

2000 2002 2004 2006 2008 2010 Unapproved projects

BHP Billiton

Non BHP Billiton

Daunia

Brownfield expansion options at the start of the decade delivered ‘cheaper’ tonnes

Capital cost inflation is evident across the industry

BHP Billiton is well positioned with its multi-decade coking coal resource, high margin product and strategic export infrastructure

Source: Company announcements and BHP Billiton analysis.

Note: Bubble size represents annual production capacity. Placement of unapproved projects not indicative of timing.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 14

Numerous options for growth

bhpbilliton

resourcing the future

Metallurgical Coal production profile

(mtpa, BHP Billiton share)

70

60

50

40

30

20

10

0

FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20

FY10-FY20

CAGR 6%

IndoMet Coal Stage 11

Illawarra Coal

BMC

BMA

Current operations

1. IndoMet Coal Stage 1 conceptual development, excludes growth beyond Stage 1.

Note: All studies and estimated capacity remain under review until they are approved for execution.

Iron ore and coal – Investing in high quality growth, March 2011 Slide 15

Investing in high quality growth

bhpbilliton

resourcing the future

BHP Billiton’s large, low cost resource basins in Iron Ore, Metallurgical Coal and Energy Coal can support multiple major expansions

Capital cost inflation is an industry wide trend and consistently lags the commodity price cycle – BHP Billiton has taken a prudent approach to cost escalation

Our strategy in Western Australia Iron Ore is to maximise capacity in the inner harbour while accelerating development of the outer harbour

Our strategy in Queensland Coal is to rapidly grow production from our large, high quality resource by leveraging our valuable infrastructure

Our strategy in Energy Coal is to grow Hunter Valley Energy Coal to match its Newcastle port allocation

Iron ore and coal – Investing in high quality growth, March 2011 Slide 16 bhpbilliton

resourcing the future